Clean Vision Corporation

2711 N. Sepulveda Blvd. #1051

Manhattan beach, CA 90266-2725

June 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ada Sarmento, Esq.

Re:	Clean Vision Corporation
Offering Statement on Form 1-A
File No. 024-11501

Ladies and Gentlemen:

Clean Vision Corporation (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Securities and Exchange Commission on 5:00 PM, Eastern time, on June 18, 20201 or as soon thereafter as is practicable.

The Company hereby confirms that at least one state is prepared to qualify the offering.

If you have any questions, please contact our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Very truly yours,

Clean Vision Corporation
/s/ Dan Bates
By Dan Bates, Chief Executive Officer

cc: David L. Ficksman

Exhibit 12.1

TroyGould pc 1801 Century Park East, 16th Floor Los Angeles, California 90067-2367 Tel (310) 553-4441 | Fax (310) 201-4746 www.troygould.com

TroyGould PC ☐ (310) 789-1290 ☐ dficksman@troygould.com	File No. 03667-0003

June 16, 2021

Board of Directors Clean Vision Corporation 2711 N Sepulveda Blvd. #1051 Manhattan Beach CA 90266-2725

Ladies and Gentlemen:

We have acted as counsel to Clean Vision Corporation., a Nevada corporation (the “Company”), in connection with the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of 93,750,000 shares of the Company’s common stock offered by the Company (the “Shares”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the following:

1. Articles of Incorporation of the Company, as amended;

2. Bylaws of the Company;

3. The offering statement, as amended (File No.024-11501 ) as filed by the Company with the Securities and Exchange Commission (the “Commission”); and

4. Written consents of the Board of Directors of the Company approving the offering of the Shares under the offering statement.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinions stated below.

In our examination, we have assumed the genuineness of all signatures, including endorsements, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed (i) that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and (ii) the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents, and the validity and binding effect thereof on such parties.

Board of Directors June 16,2021 Page 2

The opinion expressed below is limited to the corporate laws of the State of Nevada and we express no opinion as to the effect on the matters covered by the laws of any other jurisdiction.

Based upon and subject to the foregoing, we are of the opinion that Shares being offered pursuant to the offering statement, will be, when issued in the manner described in the offering statement, duly authorized, legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the offering statement. We also hereby consent to the reference to our firm under the caption “Legal Matters” in the offering circular. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Very truly yours,

TroyGould PC